EXHIBIT G


          Mississippi Power Company 70-


          Mississippi Power Company ("Mississippi"), 2992 West Beach, Gulfport, Mississippi 39501, a wholly owned electric public-utility subsidiary company of The Southern Company, a registered holding company, has filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12(c) and 12(d) of the Act and Rules 42 and 44 thereunder.

          Mississippi proposes to issue a obligations, from time to time or at any time on or before December 31, 2002, in connection with the issuance and sale by public instrumentalities of one or more series of pollution control revenue bonds ("Revenue Bonds") in an aggregate principal amount of up to $75 million.

          The Revenue Bonds will be issued for the financing or refinancing of the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of Mississippi's electric generating plants or other facilities located in various counties. It is proposed that each such county or appropriate public body or instrumentality ("County") will issue its Revenue Bonds to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its jurisdiction ("Project").

          It is proposed that the Revenue Bonds will mature from one to 40 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Revenue Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Revenue Bonds prior to maturity.

          Mississippi proposes to enter into a Loan or Installment Sale Agreement with the County ("Agreement") pursuant to each issue of the Revenue Bonds, and Mississippi may issue a Note therefor, or the County will undertake to purchase and sell the related
          Project to Mississippi.  The proceeds from the sale of the
          Revenue Bonds will be deposited with a trustee ("Trustee") under an indenture to be entered into between the County and such Trustee ("Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured, and will be applied by Mississippi to payment of the Cost of Construction (as defined in the Agreement) of the Project or to refund outstanding pollution control revenue obligations.
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          The Trust Indenture and the Agreement may give the holders of the
          Revenue Bonds the right, during such time as the Revenue Bonds bear interest at a fluctuating rate, to require Mississippi to purchase the Revenue Bonds from time-to-time, and arrangements may be made for the remarketing of any such Revenue Bonds through a remarketing agent. Mississippi also may be required to purchase the Revenue Bonds, or the Revenue Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Revenue Bonds may be effectively converted to a higher variable or fixed rate, and Mississippi also may be required to indemnify the bondholders against any other additions to interest, penalties and additions to tax.

          In order to obtain the benefit of ratings for the Revenue Bonds equivalent to the rating of Mississippi's first mortgage bonds outstanding under the indenture dated as of September 1, 1941 between Mississippi and Bankers Trust Company, as successor trustee, as supplemented and amended ("Mortgage"), Mississippi may determine to secure its obligations under the Note and/or Agreement by delivering to the Trustee, to be held as collateral, a series of its first mortgage bonds ("Collateral Bonds"). The aggregate principal amount of the Collateral Bonds would be equal to either: (1) the principal amount of the Revenue Bonds; or (2) the sum of such principal amount of the Revenue Bonds plus interest payments thereon for a specified period.

          As a further alternative to, or in conjunction with, securing its obligations through the issuance of the Collateral Bonds, Mississippi may: (1) cause an irrevocable letter of credit ("Letter of Credit") to be delivered to the Trustee; and/or (2) cause an insurance company to issue an policy ("Policy") guaranteeing the payment of the Revenue Bonds. In the event that the either the Letter of Credit is delivered to the Trustee or the Policy is issued, Mississippi may also convey to the County a subordinated security interest in the Project or other property of Mississippi as further security for Mississippi's obligations under the Agreement and/or the Note. However, in the event that Mississippi is unable or determines not to issue the Collateral Bonds, deliver the Letter of Credit to the Trustee or cause the Policy to be issued, it proposes that it may guarantee the payment of the principal of, premium, if any, and interest on the Revenue Bonds.

          Mississippi also proposes to issue and sell, at any time on or before December 31, 2002: (1) one or more series of its (a) first mortgage bonds ("Bonds"), having a maturity of more than 40 years and (b) one or more series of preferred stock ("Preferred") in an aggregate of up to $400 million in any combination of issuance. The Bonds will be issued pursuant to the Mortgage, as to be further supplemented, and sold for the best price obtainable, but for a price to Mississippi of not less than 98% nor more than
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          101 3/4% of the principal amount thereof, plus accrued interest
          (if any), which may be an adjustable interest rate determined on a periodic basis, or a fixed interest rate. The Bonds and/or the Preferred may be subject to a mandatory or optional cash sinking fund. Mississippi may enhance the marketability of the Bonds by purchasing an insurance policy to guarantee the payment when due of the Bonds.

          Mississippi seeks authority to deviate from the provisions of the Commission's Statement of Policy Regarding First Mortgage Bonds and Preferred Stock (HCAR Nos. 13105 and 13106, February 16, 1956, as amended by HCAR Nos. 16369 and 16758, May 8, 1969 and June 22, 1970, respectively) with respect to the issuance of the Bonds and Preferred.

          Mississippi may use the proceeds from the sale of the Bonds and the Preferred to redeem or otherwise retire its outstanding first mortgage bonds, pollution control bonds and/or preferred stock, or along with other funds, to pay a portion of its cash requirements to carry on its electric utility business.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.






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